Filed pursuant to Rule 424(b)(3)
File No. 333-284624
GOLDENTREE OPPORTUNISTIC CREDIT FUND
SUPPLEMENT NO. 1 DATED NOVEMBER 5, 2026
TO THE PROSPECTUS DATED APRIL 30, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of GoldenTree Opportunistic Credit Fund, dated April 30, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
The purpose of this Supplement is to update the Prospectus.
The following updates to the Prospectus are effective immediately:
The following replaces all references in the Prospectus to 300 Park Avenue, 21st Floor, New York, New York 10022:
767 Fifth Avenue, 44th Floor, New York, New York 10153
The following replaces in its entirety the sentence “The following sales loads apply to your purchases of Class A Shares of the Fund:” and the table immediately following such sentence in the “Plan of Distribution – Purchase Terms” section of the Prospectus:
Investors purchasing Class A Shares will pay a sales load based on the amount of their investment in the Fund. Class A Shares are subject to a 3.00% maximum sales load as a percentage of the offering price (3.09% as a percentage of the amount invested). The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0% to 3.00%. The “offering price,” the price you pay to buy Shares, includes any applicable sales load, which will be deducted directly from your investment. The entire sales load paid by each investor is paid to participating broker-dealers as a dealer commission. The following sales loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Sales Load as a Percentage of:		Dealer Commission as a Percentage of Offering Price
	Offering Price	Amount Invested
Under $250,000	3.00%	3.09%	3.00%
$250,000-$499,999	2.00%	2.04%	2.00%
$500,000‑$999,000	1.50%	1.52%	1.50%
$1,000,000 and above	0.00%	0.00%	0.00%
The sales load, expressed as a percentage of the offering price or the amount invested, may be higher or lower than the percentages described in the table above due to rounding. This is because the dollar amount of the sales load is determined by subtracting the net asset value of the Shares purchased from the offering price, which is calculated to two decimal places using standard rounding criteria. The impact of rounding will vary with the size of the investment and the net asset value of the Shares.

The following is added to the “Plan of Distribution – Purchase Terms” section of the Prospectus, immediately following the “Right of Accumulation” subsection:
Letter of Intention
In order to reduce your Class A front‑end sales load, you may establish a letter of intention which is a nonbinding commitment that allows you to combine purchases of Class A Shares of the Fund that you intend to make over the next 13 months in order to determine the applicable sales load (the “Letter of Intention”). Shares purchased through reinvestment of dividends or distributions are not included. The 13‑month Letter of Intention period commences on the day that the Letter of Intention is received by the Fund, and the purchaser of Class A Shares must tell the Fund that later purchases are subject to the Letter of Intention. Purchases submitted up to 90 days prior to the date the Letter of Intention is received by the Fund may be counted toward the sales load reduction. Additionally, current holdings under a Right of Accumulation may be included in a Letter of Intention in order to reduce the sales load for purchases during the 13‑month period covered by the Letter of Intention. You may combine purchases with your spouse and accounts you or your spouse hold on behalf of minor children for purposes of the Letter of Intention. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information.
Class A Shares valued at up to 5% of the amount of intended purchases are escrowed and may be repurchased to cover the additional sales loads payable if the intended purchases under the Letter of Intention are not completed. If a repurchase request is received for an account prior to the satisfaction of the Letter of Intention, any shares not held in escrow will be repurchased first. Shares held in escrow will then be repurchased and a portion of the proceeds will be used to satisfy the obligation to pay the higher sales load. The Letter of Intention is neither a binding obligation on you to buy, nor on the Fund to sell, any or all of the intended purchase amount.